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                             May 2, 2022

       Zhuangkun He
       Chief Executive Officer
       Ucommune International Ltd
       Floor 8, Tower D
       No. 2 Guang Hua Road
       Chaoyang District, Beijing
       People   s Republic of China, 100026

                                                        Re: Ucommune
International Ltd
                                                            Amendment No. 6 to
Registration Statement on Form F-1 on Form F-3
                                                            Filed April 11,
2022
                                                            File No. 333-257664

       Dear Mr. He:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Form F-1 on Form F-3 Filed April 11, 2022

       Cover Page

   1. We note your disclosure in response to comment 1. Please revise your registration statement to disclose
how you will refer to the holding company, subsidiaries, and VIEs when providing
disclosure throughout, and please disclose the entity to which the term
                                                        "we" refers or revise
to remove these references, as previously requested. In this regard, we note the use of the
term "we" in several places on the cover page as well as throughout the registration
statement.
 Zhuangkun He
FirstName
UcommuneLastNameZhuangkun     He
            International Ltd
Comapany
May  2, 2022NameUcommune International Ltd
May 2,
Page 2 2022 Page 2
FirstName LastName
2. We note your disclosure in response to comment 3. Please expand your disclosure here and disclose in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
         VIEs by the PRC government to transfer cash. On the cover page, provide cross-
         references to these other discussions.
3. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
         alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-
         reference on the cover page to the discussion of this issue in the prospectus summary.
Prospectus Summary, page 1

4. We re-issue comment 4 in part. Where you discuss permissions or approvals necessary to operate your business, please expand to specifically address the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that any permissions or approvals are not required or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
 Zhuangkun He
FirstName
UcommuneLastNameZhuangkun     He
            International Ltd
Comapany
May  2, 2022NameUcommune International Ltd
May 2,
Page 3 2022 Page 3
FirstName LastName
5. Also, we note your indication that you relied upon the legal advice of your counsel with respect to any requirement to obtain licenses, approvals and permissions to offer securities. Clarify whether such advice extends to your disclosure that discusses the requirements to obtain licenses, approvals and permissions to operate your business and, if not, explain why not.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 if you
have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services